

May 13, 2022

G. Patrich Simpkins
Chief Financial Officer
Green Plains Inc.
1811 Aksarben Drive
Omaha, Nebraska 68106

      Re: Green Plains Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed February 18, 2022
          File No: 001-32924

Dear Mr. Simpkins:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Critical Accounting Policies and Estimates, page 39

1.   Please explain why, starting with your Form 10-K for the year ended December 31, 2021, you no longer consider revenue recognition to be a critical accounting estimate.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Components of Revenues and Expenses, page 40

2.   You disclose that for your Ethanol Production segment, your revenues are derived primarily from the sale of ethanol, including industrial-grade alcohol, distillers grains, Ultra-High Protein and corn oil. For your Agribusiness and Energy Services segment, you disclose that your primary sources of revenue include sales of these commodities for both your ethanol plants and for third parties, as well as the sales of grain and other commodities purchased in the open market. Please provide us with proposed disclosure to be included in future filings clarifying that the vast majority of your revenues are derived

from physical delivery contracts accounted for as derivatives, and differentiate the components of these physically settled derivative sales from commodity sales that aren't classified as derivatives. In this regard, clarify the extent to which your physically settled derivative sales include valuation gains and losses related to the derivative instrument during the reporting period.

Results of Operations

Year Ended December 31, 2021 Compared with the Year Ended December 31, 2020

Consolidated Results, page 45

3. When discussing your results of operations on a consolidated basis, you discuss Adjusted EBITDA without also discussing the most directly comparable GAAP measure with equal or greater prominence. Please provide us with proposed disclosure to be included in future filings that complies with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 from the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Ethanol Production Segment, page 45

4. Please provide us with proposed disclosure to be included in future filings that expands your analysis to describe the key factors driving the improvement in margins for the ethanol production segment that led to the $101.6 million reduction in its operating loss between 2020 and 2021. As part of this discussion, please explain and quantify the degree to which your derivative activities impacted your results. In this regard, we note your disclosure on page 50 that net gains and losses from settled derivative instruments are offset by physical commodity purchases or sales to achieve the intended operating margins.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-11

5. You disclose that energy trading transactions (comprised of physical delivery energy commodity purchase and sale agreements) are reported net as a component of revenue and that revenues include net gains or losses from derivatives related to products sold while cost of goods sold includes net gains or losses from derivatives related to commodities purchased. You also disclose that revenues include realized gains and losses on related derivative financial instruments and reclassifications of realized gains and losses on cash flow hedges from accumulated other comprehensive income or loss. Please address the following with respect to these energy trading transactions:

   • Provide a technical analysis supporting your application of ASC 815 to your physical delivery contracts and other energy trading transactions, with particular emphasis on your conclusion that these contracts do not qualify for the "normal purchases and

> normal sales" scope exception as discussed in ASC 815-10-15-22. Explain how these sales differ from commodity sales that you determined to be within the scope of ASC 606.

- Describe your process for selling ethanol and other commodities produced in your eleven facilities, how you moderate commodity price risk through your derivative trading activities and the key terms governing your ethanol sales contracts, including price adjustments, volume requirements and contract extension/renewals.
- Explain how you determined that net gains from these energy trading transactions should be characterized as revenues as opposed to other income. In this regard, footnote 1 to your tabular disclosure on page F-18 states that revenues from contracts accounted for as derivatives represent physically settled derivative sales that are outside the scope of ASC 606, where you recognize revenue when control of the inventory is transferred within the meaning of ASC 606 as required by ASC 610-20. Note that this subtopic falls under the Other Income topic within the Codification.

6. Fair Value Disclosures, page F-21

6.   Your tabular disclosure on page F-25 of fair values by level in fair value hierarchy includes a line item entitled "Unrealized gains (losses) on derivatives". This title is confusing as the amounts represent the fair value of your derivative assets and liabilities, not just any unrealized gains or losses. Please confirm that in future filings you will appropriately label these line items as derivative assets and liabilities to be consistent with your presentation on your Statements of Position.

11. Derivative Financial Instruments, page F-26

7.   Please address the following with respect to your derivative financial instruments and provide us with proposed disclosure to be included in future filings:
- Your tabular disclosure on page F-26 presents the fair values of your derivative assets and liabilities in the aggregate and the line items on the consolidated balance sheet where they are reported. Please disaggregate your derivative assets and liabilities by hedging designation and type of contract. Given that your derivatives are primarily comprised of commodity contracts, consider further disaggregating by type of instrument (e.g., exchange-traded futures, exchange-traded options, physical delivery contracts, etc.). Refer to ASC 815-10-50-4B(c) and ASC 815-10-55-192.
- Provide more specificity regarding derivatives labeled as commodity contracts in your tabular disclosure on pages F-27 and F-28. For example, to the extent that your commodity contracts not designated as hedging instruments are solely comprised of your physical delivery contracts, please specify this fact. With respect to the impact of your cash flow and fair value hedges on your Statements of Operations and Other Comprehensive Income, provide more specificity with respect to the hedged items and the types of derivative instruments used as hedging instruments.
- With respect to your tabular disclosure of open commodity positions on page F-29, clarify whether the amounts disclosed represent fair values or notional amounts. To

the extent that the amounts represent the fair values of open derivative positions, please reconcile to your Consolidated Statement of Position. Please also clarify whether your non-exchange traded forwards represent your physical delivery contracts and clarify the difference between fixed-price and basis contracts, as noted in footnote (2) to the table.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences